FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Attached hereto is Registrant’s press release dated March 10, 2010 announcing that Registrant and Orbit Technology Group (ORBI.TA) have completed integration for Satellite Communications On-The-Move (SOTM) solutions to serve a wide range of industries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 11, 2010	By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat Satellite Networks announces integrated Satellite on the Move solutions

-- New solutions which include Orbit stabilized antennas, already successfully deployed, meeting the demanding requirements of customers --

Petah Tikva, Israel and Netanya, Israel, March 10, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) and Orbit Technology Group (ORBI.TA) announced today that they have completed integration for Satellite Communications On-The-Move (SOTM) solutions to serve a wide range of industries.

The new SOTM solutions provided by Gilat includes its advanced VSAT platforms with Orbit’s  Stabilized Satellite Communication Systems. These  serve the complex mobile communications requirements of the ground and maritime markets.

Gilat is a leading provider of products and services for satellite-based communications networks. Orbit is a recognized leader in the development of advanced solutions for Stabilized Mobile Satellite Communication and Tracking Antennas.

Recently, the integrated Gilat-Orbit SOTM solution was successfully deployed by Kazakhstan Temir Zholy, the national railway company of Kazakhstan. Gilat provided the integrated solution to enable the delivery of broadband wireless services to train passengers, representing the first satellite-based broadband service for train passengers in the region.

Gilat’s SkyEdge II VSATs together with Orbit’s maritime antennas were also deployed on offshore oil platforms, vessels and exploration sites operated by China’s CNOOC Oil Base Group.

Joshua Levinberg, Executive Vice President, Corporate Business Development & Strategy, said, “We see the SOTM market as a growing market and an important building block in our growth strategy. Orbit has proven to be an excellent partner for efficient solutions in the various SOTM markets. We look forward to continuing our relationship with Orbit and to providing integrated solutions that meet the demanding requirements of these important markets.”

Avi Cohen, Orbit's President and CEO, said, “The market for SOTM solutions is growing rapidly. The integration of our Stabilized Satellite Communication Mobile SatCom systems with Gilat VSAT technology creates an excellent SOTM solution for key markets. In addition, Gilat’s vast global network of experienced professionals delivers the dedicated support required to ensure the success of our joint solution.”

Gilat's SkyEdge and SkyEdge II multi-service platforms enable the delivery of high-quality voice, broadband data and video services for different environments including enterprises, rural networks, cellular backhaul and government network applications. Gilat's diverse portfolio of VSATs offer service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat's SkyEdge II portfolio is NetEdge™, a dedicated solution for multi-star networks, specifically designed to meet the needs of corporate networks and cellular-backhaul applications.

Orbit’s Satcom solutions enable satellite connectivity for Maritime, Land and Airborne mobile platforms. With thousands of installations worldwide, Orbit's marine Satcom solutions support global coverage in all weather and sea conditions, providing uninterrupted broadband satellite communication. OrSat-G, Orbit's flagship marine satcom system, is type approved by Eutelsat, Intelsat and Anatel, distinguishing itself as an optimal off-the-shelf solution, ready-to-operate in Global-Ku voyages. The Satcom Train Antenna system is a low-profile Ku-Band stabilized antenna system that enables continuous satcom connectivity for high-speed trains traveling at speeds of over 300 km/h.

About Orbit Technology Group
Orbit Technology Group develops, manufactures and supplies a wide range of superior performance communication equipment solutions that are  intended both for military and commercial applications and are used by leading global defense and commercial companies.

Over 60 years experience and thousands of installations in all five continents place Orbit as a world leading provider of innovative Stabilized Satcom Communication Solutions, Tracking Antenna Systems Solutions and Audio Management solutions for Airborne, Marine and Ground vessels, in both Commercial and Military applications.

Orbit is a public company traded on the Tel Aviv Stock Exchange with a worldwide sales and marketing network which includes offices in the US, UK and Singapore, and with comprehensive international technical support centers around the globe, providing swift and reliable services.

For more information, please visit www.orbit-techgroup.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

###

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406; Email: Kimk@gilat.com
Orbit Media Contact:
Elinor Behar, Phone: +972-3-5706527; Email: elinor@oreet-marcom.com